June 11, 2009

US Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561
Attention: Damon Colbert

Re:	HC Innovations, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 27, 2009 and Form 10-Q for Fiscal
Quarter Ended March 31, 2009 Filed May 15, 2009
File No. 000-52197

Dear Mr. Colbert:

     On behalf of HC Innovations, Inc. (the “Company”), please find electronically transmitted herewith changes to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “10-K”) and to the Form 10-Q for the Fiscal Quarter Ended March 31, 2009 (the “10-Q”) in response to your comments dated May 20, 2009. This response letter has been numbered to coincide with your comment letter.

Form 10-K

Comment 1: Please revise your filing to include the disclosure required by Item 406 of Regulation S-K.

Response: We have made the corresponding changes in response to your comment. Please refer to page 52 of the 10-K/A.

Comment 2: We note that you granted stock options to non-executive directors pursuant to your 2008 Stock Incentive Plan. Please revise your filing to include the disclosure required by Item 402(r) of Regulation S-K.

Response: We have made the corresponding changes to include the disclosure requested. Please refer to page 54 of the 10-K/A.

Comment 3: We note your disclosure of an option award for Mr. Walker. Please revise your filing to include the footnote disclosure required by the Instruction to Item 402(n)(2)(vi) of Regulation S-K.

Response: We have made the corresponding changes to include the footnote disclosure required pursuant to your comment. Please refer to page 53 of the 10-K/A.

Comment 4: We note your disclosure in the "All Other Compensation" column of payments to

Dr. Chess. We also note that on October 6, 2008, you entered into an employment agreement with Mr. Walker. Because these payments and this agreement appear to be material, please revise your filing to include the disclosure required by Item 402(o) of Regulation S-K.

Response: We have made the corresponding changes in response to your comment. Please refer to page 55 of the 10-K/A.

Comment 5: We note that Mr. Walker was granted an option to purchase 1,000,000 shares of your common stock under his October 6, 2008, employment agreement. Please revise your filing to include the disclosure required by Item 402(p) of Regulation S-K.

Response: We have made the corresponding changes in response to your comment. Please refer to page 54 of the 10-K/A.

Comment 6: Your filing includes references to Dr. Chess as "our Chief Executive Officer." Please clarify your disclosures given your change in CEOs in early 2009, or advise.

Response: We have made the corresponding changes in response to your comment. Please refer to page 56 of the 10-K/A wherein Dr. Chess is referred to as the Former Chief Executive Officer of the Company.

Comment 7: Please revise your filing to include the disclosure required by Item 407(a) of Regulation S-K.

Response: We have made the corresponding changes in response to your comment. Please refer to page 52 of the 10-K

Comment 8: We note that on October 6, 2008, you entered into an employment agreement with Mr. Walker. Please revise your filing to include the employment agreement as an exhibit. Please see Item 601(b)(10) of Regulation S-K.

Response: We have made the corresponding changes in response to your comment to include the agreement between the Company and Scott Walker as part of the exhibits to the Form 10-K/A.

Comment 9: We note your disclosure on page four regarding your Care Management Services Agreement with Emblem Health, Inc. ("Emblem") and on page 42 regarding your contracts with HealthSpring. In addition, we note your disclosure on page 13 indicating that 34% of your revenue in 2008 was attributed to Emblem and that 22% of your revenue in 2008 was attributed to HealthSpring. Please revise your filing to include the Care Management Services Agreement and the HealthSpring contracts as exhibits. Please see Item 601(b)(10) of Regulation S-K.

Response: The agreements entered into by the Company with each of Emblem and HealthSpring contain information which is proprietary to the Company and which, if disclosed in the Company’s filings, may be used by the Company’s competitors. We are currently preparing, and intend to file with the Securities Exchange Commission, a request that these agreements be given confidential treatment.

Comment 10: We note your disclosure on page 35 regarding your credit facilities. Please revise your filing to include the agreement(s) governing the credit facilities as an exhibit or exhibits.

Please see Item 601(b)(10) of Regulation S-K.

Response: We have made the corresponding changes in response to your comment to include the required exhibits to the form 10-K/A.

Comment 11: We note your disclosure on page 39 regarding the Securities Amendment and Purchase Agreement dated December 23, 2008 the Guarantee and Amended and Restated Security Agreement dated December 23, 2008. Please revise your filing to include these agreements, as well as the related registration rights agreement, form of amended notes, and form of warrants, as exhibits. Please see Item 60I (b)(10) of Regulation S-K.

Response: We have made the corresponding changes in response to your comment to include the various agreements listed above as exhibits to the Form 10-K/A.

Comment 12: Please revise your filing so that it complies with General Instruction D.2 to Form 10-K

Response: We have made the corresponding changes in response to your comment. Please refer to the signature pages of the 10-K/A.

Comment 13: We note that the certifications required by Exchange Act Rule 13a-14(a) differ in numerous respects from the form set forth in Item 601(b)(31) of Regulation S-K. Please file an amendment to the Form 10-K that includes the entire periodic report and new, corrected certifications.

Response: We have made the corresponding changes to the certifications, in response to your comment. Please see the certifications in the Form 10-K/A.

Comment 14: We note your disclosure on page F-39 regarding your entry into the $510,000 Line of Credit Agreement with certain secured noteholders in March 2009. We also note that you did not file a Form 8-K to disclose your entry into this agreement. Please tell us why your entry into this agreement was not a reportable event on Form 8-K.

Response: The Company inadvertently failed to timely disclose its entry into the $510,000 Line of Credit Agreement. The Company undertakes to comply with all disclosure requirements in a timely manner in the future. Moreover, please note that the terms of the Line of Credit Agreement were disclosed in the Form 10-Q filed by the Company on May 15, 2009. We further filed a Form 8-K on June 1, 2009 disclosing the entry into an Amendment to the Line of Credit Agreement and disclosing the terms thereof.

Form 10-Q

Comment 15: We note your disclosure that you will require additional working capital to fund your ongoing business operations. Considering (i) your cash balance of $312,049 at March 31, 2009, (ii) you recognized negative cash flows from operating activities during each fiscal year from December 31, 2005 through December 31, 2008 and for the quarter ended March 31, 2009 (iii) you had a working capital deficiency of $13,701,643 at March 31, 2009 and (iv) your continued operating loss during the quarter ended March 31, 2009, please disclose how you plan to fund your operations for the next twelve months_ Your revised disclosure should clearly explain management's plans to ensure that you meet your liquidity needs and to improve your working capital position. Your revised analysis should also provide an explanation for the significant change in accounts receivable, deferred revenue, accounts payable and accrued expenses and other factors that had a significant impact on your cash flow position. Refer to the guidance in Item 303(b) of Regulation S-K and SEC Release 33-8350.

Response: We have made the corresponding changes in response to your comment. Please refer to page 23 of the 10-Q.

Comment 16: We note your management concluded that your disclosure controls and procedures "...may not be effective..." Please revise to disclose in unqualified language whether management concluded your disclosure controls and procedures were effective or ineffective.

Response: We have made the corresponding changes in response to your comment to state that our disclosure controls and procedures are not effective in timely alerting as to material information relating to the company. Please refer to page 26 of the 10-Q/A.

Comment 17: We note your statement that you "are currently working on changes to [your] internal control over financial reporting...and expect to have these changes fully implemented by the end of the third quarter of 2009." Please revise to specifically disclose any change in internal control over financial reporting that occurred during your first fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(T)(b) of Regulation S-K.

Response: We have made the corresponding changes in response to your comment. Please refer to page 26 of the 10-Q/A.

     We trust that this reply, along with Amendment No. 1 to the Form 10-K/A and 10-Q/A, has addressed all your concerns. For your convenience, we are also including herewith a version which has been marked to show changes. A paper copy of the Form 10-K/A and Form 10-Q/A, marked to show changes, is also being sent via courier.

     Please do not hesitate to contact us should you have any questions. Thank you.

Sincerely,

/s/ R. Scott Walker
R. Scott Walker
Chief Financial Officer